EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2009 and 2008

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	September 30, 2009	December 31, 2008 (audited)
Assets
Current assets
Cash and cash equivalents	$ 7,364	$ 181,101
Short-term investments	--	218,391
Accounts receivable	3,682	2,920
Due from related party (Note 6)	--	74,172
Prepaid expenses and deposits	30,017	114,718
	41,063	591,302
Other	7,538	6,750
Property and equipment (Note 3 (a))	34,198	59,620
Mineral property interests (Note 3 (c))	1,142,876	984,933

	$ 1,225,675	$ 1,642,605

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 726,786	$ 300,464
Due to related parties (Note 6)	625,852	300,425
Capital lease obligation (Note 4)	5,976	6,380
	1,358,614	607,269
Capital lease obligation (Note 4)	14,407	19,280
Convertible preference shares (Note 5 (b))	712,329	621,232
	2,085,350	1,247,781
Shareholders’ equity (deficiency)
Share capital	38,696,656	38,397,699
Share subscriptions	143,854	33,600
Equity component of convertible preference shares (Note 5 (b))	90,902	90,902
Warrants	450,820	1,936,339
Contributed surplus	5,817,682	4,286,347
Accumulated other comprehensive loss	(577,456)	(577,456)
Deficit	(45,482,133)	(43,772,607)
	(859,675)	394,824

	$ 1,225,675	$ 1,642,605

Nature of operations and going concern (Note 1)

Commitments (Notes 3 and 7)

Subsequent events (Notes 3 (b) and 11)

Measurement uncertainty (Note 3)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Sargent H. Berner”

“Stephen J. Wilkinson”

Sargent H. Berner

Stephen J. Wilkinson

Director

Director

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Expenses
Amortization	$ 5,904	$ 11,441	$ 24,219	$ 34,504
Accretion of debt portion of preference shares	1,909	3,291	4,267	10,105
Golden Bear research costs (note 9)	(996)	124,152	9,192	323,117
Exploration costs (note 10)	283,640	624,40	917,071	1,856,534
Foreign exchange loss	103,255	50,239	155,745	133,938
Finance expense	17,696	13,888	43,125	42,682
Legal, accounting and audit	28,256	54,398	67,547	124,100
Management and consulting fees	29,090	40,592	81,466	155,372
Office and administration	54,461	76,403	194,496	264,540
Salaries and benefits	42,061	89,090	145,182	264,563
Stock-based compensation	--	6,874	964	174,840
Shareholder communications	28,484	62,765	98,624	152,473
Travel	--	2,462	1,315	18,602
	593,760	1,159,998	1,743,213	3,555,370
Other income
Provision for doubtful accounts	(28,409)	250,000	(32,379)	250,000
Interest income	--	(16,460)	(1,308)	(65,264)
Loss for the period	(565,351)	(1,393,538)	(1,709,526)	(3,740,106)

Deficit, beginning of period	(44,916,782)	(41,101,751)	(43,772,607)	(38,755,183)

Deficit, end of period	$ (45,482,133)	$ (42,495,289)	$ (45,482,133)	$ (42,495,289)

Loss per share – basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of common shares outstanding	161,551,298	157,519,642	163,040,275	157,228,540
Total common shares outstanding at end of period	165,442,873	157,519,642	165,442,873	157,519,642

Interim Statements of Comprehensive Income

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Loss for the period before comprehensive income	$ (565,351)	$ (1,393,538)	$ (1,709,526)	$ (3,740,106)
Other comprehensive income	--	--	--	--
Comprehensive loss for the period	$ (565,351)	$ (1,393,538)	$ (1,709,526)	$ (3,740,106)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

 (an exploration stage company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

Three and nine months ended September 30, 2009

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, December 31, 2006	83,759,406	$ 33,062,945	$ 90,902	$ --	$ 1,085,434	$ 2,412,930	$ (577,456)	$ (32,919,054)	$ 3,155,701
Future income tax – flow through shares	--	(221,734)	--	--	--	--	--	--	(221,734)
Private placement at Cdn$0.11, less share issue costs	72,730,236	5,390,671	--	--	1,964,428	--	--	--	7,355,099
Stock-based compensation	--	--	--	--	--	559,337	--	--	559,337
Loss for the year	--	--	--	--	--	--	--	(5,836,129)	(5,836,129)
Balance, December 31, 2007	156,489,642	38,231,882	90,902	--	3,049,862	2,972,267	(577,456)	(38,755,183)	5,012,274
Warrants exercised	392,500	67,553	--	--	(18,671)	--	--	--	48,882
Share subscriptions	--	--	--	33,600	--	--	--	--	33,600
Agents’ warrants exercised	550,000	79,048	--	--	(9,418)	--	--	--	69,630
Warrants expired, unexercised	--	--	--	--	(1,085,434)	1,085,434	--	--	--
Stock-based compensation	--	--	--	--	--	234,847	--	--	234,847
Stock options exercised	87,500	19,216	--	--	--	(6,201)	--	--	13,015
Loss for the year	--	--	--		--	--	--	(5,017,424)	(5,017,424)
Balance, December 31, 2008	157,519,642	38,397,699	90,902	33,600	1,936,339	4,286,347	(577,456)	(43,772,607)	394,824
Private placement, less issue costs	5,115,000	141,014	--	110,254	44,852	--	--	--	296,120
Shares issued for property acquisition	2,808,231	157,943	--	--	--	--	--	--	157,943
Warrants expired, unexercised	--	--	--	--	(1,530,371)	1,530,371	--	--	--
Stock-based compensation	--	--	--	--	--	964	--	--	964
Loss for the period	--	--	--	--	--	--	--	(1,709,526)	(1,709,526)
Balance, September 30, 2009	165,442,873	$ 38,696,656	$ 90,902	$ 143,854	$ 450,820	$ 5,817,682	$ (577,456)	$ (45,482,133)	$ (859,675)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Cash provided by (used for):
Operations:
Loss for the period	$ (565,351)	$ (1,393,538)	$ (1,709,526)	$ (3,740,106)
Items not involving cash
Amortization	4,904	87,671	24,422	151,316
Accretion of debt component of preference shares	1,909	3,291	4,267	10,105
Increase (decrease) in provision for doubtful accounts	--	250,000	--	250,000
Unrealized foreign exchange loss (gain)	55,906	(30,530)	86,042	(52,452)
Stock-based compensation	--	6,874	964	233,955
Changes in non-cash operating working capital
Accounts receivable	2,290	16,609	(762)	62,928
Due to/from related parties	68,948	(30,006)	399,599	(359,838)
Prepaid expenses and deposits	39,926	76,129	84,701	19,289
Accounts payable and accrued liabilities	218,179	(58,904)	426,322	(142,277)
	(173,289)	(1,072,404)	(683,971)	(3,567,080)

Investing activities:
Mineral property acquisition costs	--	(22,485)	--	(42,485)
Proceeds on sale of equipment	1,000	--	1,000	--
Equipment additions	--	(5,245)	--	(10,410)
Capital lease payments	(2,155)	(1,473)	(5,277)	(4,331)
Redemption of short term investments	--	1,163,871	218,391	3,544,039
	(1,155)	1,134,668	214,114	3,491,144

Financing activities:
Common shares issued for cash	--	--	--	131,527
Share subscriptions received	143,854	--	296,120	--
	143,854	--	296,120	131,527

Decrease in cash and cash equivalents during the period	(30,590)	62,264	(173,737)	51,260
Cash, beginning of period	37,954	165,877	181,101	176,881
Cash, end of period	$ 7,364	$ 228,141	$ 7,364	$ 228,141

See accompanying notes to consolidated financial statements

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

1.

Basis of presentation and operations

The accompanying consolidated financial statements for the interim periods ended September 30, 2009 and 2008, have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and have been prepared using Canadian GAAP applicable to a going concern.

These interim consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008.

As at September 30, 2009, the Company has no source of operating cash flow and has an accumulated deficit of $45,842,133.  In addition, the Company has a working capital deficiency, which is defined as current assets less current liabilities, of $1,317,551 and has capitalized $1,142,876 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.  The Company had a loss of $1,709,526 for the period ended September 30, 2009.  Operations for the period ended September 30, 2009, have been funded primarily from the redemption of the Company’s short-term investments, private loans to the Company and a private placement completed during the period.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  (See Notes 3 (d) and 11)

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be significant.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

2.

Accounting policies

These interim consolidated financial statements do not reflect adjustments to the amounts of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these interim consolidated financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2009:

(a)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets.  CICA 1000—Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064.  EIC 27 is no longer applicable for entities that have adopted CICA 3064.  A number of other EIC abstracts have consequential amendments.  AcG 11 –Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064.  Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests.  All other exploration expenditures are expensed in the period incurred.  The Company has concluded that adoption of this new standard as at January 1, 2009, will not have an impact on the Company’s consolidated financial statements.

(b)

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% o f the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on the Company’s consolidated financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

2.

Accounting policies (continued)

(c)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  The adoption of this standard did not impact the Company’s consolidated financial statements.

(d)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS is not expected to materially affect the consolidated financial statements of the Company.

3.

Property and equipment

(a)

Equipment

September 30, 2009	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 249,472	$ --
Office furniture and equipment	81,451	65,737	15,714
Research equipment	163,466	163,466	--
Computer hardware and software	128,237	123,345	4,892
Leasehold improvements	127,324	127,324	--
38,833	25,241	13,592
Total	$ 788,783	$ 754,585	$ 34,198

December 31, 2008	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 245,877	$ 3,595
Office furniture and equipment	81,451	55,869	25,582
Research equipment	163,466	163,466	--
Computer hardware and software	128,237	118,310	9,927
Leasehold improvements	127,324	126,224	1,100
Vehicle – held under capital lease	38,833	19,417	19,416
Total	$ 788,783	$ 729,163	$ 59,620

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

3.

Property and equipment (continued)

(b)

Ceramext, LLC license agreement

In 2003, the Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext® process to convert mine tailings and other waste materials into ceramics.  Under the terms of the agreement the Company obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights were to remain in force based upon maintaining the following minimum royalty payments: $10,000 per quarter in 2006 (paid); $20,000 per quarter in 2007 (paid); and $40,000 per quarter in 2008 (paid); and thereafter.  The first quarterly payment due in the year ended December 31, 2009, was not paid and the Company received a notice of default from Ceramext, LLC.  The agreement with Ceramext, LLC was terminated on May 7, 2009, as the Company determined that it would not require any of the proprietary technology owned by Ceramext, LLC in order to carry out its business plans.

(c)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, are as follows:

Mineral property acquisition costs	September 30, 2009	December 31, 2008
Idaho-Maryland Property, California	$ 747,219	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,821	120,821
Jazz Property, British Columbia	75,169	75,169
Stewart Property, British Columbia	192,757	192,757
	$ 1,142,876	$ 984,933

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008, with a quarterly lease payment of $75,000.  Subsequent to December 31, 2008, the Company negotiated a further extension of the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments will be $60,000 through to the end of the extended term, which is February 1, 2011.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statement of Operations as holding costs.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

3.

Property and equipment (continued)

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at January 31, 2009, would be $5,349,951, and is increased by 3% each lease-year.  In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 2,808,231 common shares to the seller for the purchase of the Whisper Property at a deemed market price of Cdn$0.055 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.  A title search is pending.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in south-eastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company has agreed to make stepped cash payments totalling $215,000 ($65,000 paid to date) to the optionor over a ten-year period.  The optionor had agreed to extend the property payment due in April 2009 to September 30, 2009, but the Company did not make the option payment, and subsequent to September 30, 2009, the mineral property was returned to the optionor.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

3.

Property and equipment (continued)

Measurement uncertainty and impairment assessments

As at September 30, 2009, management of the Company determined that impairment indicators existed, and completed an impairment assessment for each of its mineral property interests.  The current economic environment, the significant declines in commodity prices and the decline in the Company’s share price were considered as impairment indicators.

These assessments included a determination of fair value for each mineral property using various valuation techniques including assessments of measured and indicated resources, in-situ values and recent expenditures analysis.

Management’s impairment valuation did not result in the identification of an impairment of the Company’s mineral property interests as of September 30, 2009.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgements.  If long-term estimates of commodity prices or in-situ values were to change significantly, impairment charges may be required in future periods and such charges could be material.

4.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At September 30, 2009, future minimum lease payments under capital leases are $23,139, including $2,756 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Years ending December 31,	$
2009	1,546
2010	8,358
2011	8,358
2012	4,877
Total minimum payments	23,139
Less interest	(2,756)
Capital lease obligation	20,383
Less: current portion, September 30, 2009	(5,976)
Non-current portion, September 30, 2009	14,407

5.

Share capital

Authorized

Unlimited number of common shares without par value (a)

Unlimited number of preference shares without par value (b)

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

5.

Share capital (continued)

(a)

Common shares, issued and fully paid (See statements of shareholders’ equity (deficiency).

At the Company’s Annual General Meeting of Shareholders held in September 2009, shareholders approved a share consolidation of one new common share for 10 old common shares.  At September 30, 2009, the share consolidation had not been effected and the common shares shown in these consolidated financial statements have not been consolidated.

Financings

2009

During the nine months ended September 30, 2009, the Company completed a private placement of 5,015,000 units at a price of $0.04 per unit, for gross proceeds of $200,600.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $0.12, and in the second year at $0.16.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 121% - 123% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.01 per warrant.

During the nine months ended September 30, 2009, the Company completed an additional closing of 100,000 units at a price of $0.04 per unit, for gross proceeds of $4,000.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $0.12, and in the second year at $0.16.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 123% - 125% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.01 per warrant.

2008

There were no common shares issued by the Company in the year ended December 31, 2008.

(b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, September 30, 2009 and December 31, 2008	3,948,428	$ 90,902
Debt portion of Class A Preference Shares	September 30, 2009	December 31, 2008
Balance, beginning of period	$ 621,232	$ 750,624
Accretion	4,267	12,933
Foreign exchange (gain) loss on debt	86,830	(142,325)
	91,097	(129,392)
Balance, end of period	$ 712,329	$ 621,232

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

5.

Share capital (continued)

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  At the Company’s annual general meeting held on September 18, 2009, shareholders approved a change in the ratio of the conversion of the Class A Preference Shares to one common share (post-consolidation) for every one Class A Convertible Preference Share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At September 30, 2009, $353,296 (December 31, 2008 - $276,532) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded annually when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.  Cumulative dividends could also result in dilution of approximately 1,891,375 common shares at September 30, 2009.

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at September 30, 2009.  During the nine months ended September 30, 2009, 170,000 stock options expired with exercise prices of Cdn$0.25, and 800,000 stock options with an exercise price of Cdn$0.20 were cancelled.  At September 30, 2009, 13,582,500 (December 31, 2008, 14,552,500) stock options were outstanding, exercisable for periods up to ten years.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

5.

Share capital (continued)

The following table summarizes stock option transactions for the nine months ended September 30, 2009, and the year ended December 31, 2008:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2007	13,698,000	$0.41
Exercised	(87,500)	$0.15
Cancelled	(1,158,000)	$0.64
Granted	2,100,000	$0.20
Balance , December 31, 2008	14,552,500	$0.36
Expired and cancelled	(970,000)	$0.20
Balance, September 30, 2009	13,582,500	$0.37

The following table summarizes information about the stock options outstanding at September 30, 2009:

Exercise Price (Cdn$)	Number Outstanding and Exercisable, September 30, 2009	Weighted Average Remaining Contractual Life
$0.10	390,000	2.03 years
$1.00	2,210,000	4.14 years
$0.90	1,340,000	4.78 years
$0.36	100,000	0.74 years
$0.29	690,000	2.14 years
$0.15	7,552,500	3.20 years
$0.20	1,300,000	3.61 years
	13,582,500	3.44 years

For the nine months ended September 30, 2009, the Company incurred stock-based compensation expense of $964 (2008 - $233,955).  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

(d)

Warrants

As at September 30, 2009, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
	Cdn$0.15	October 5, 2009
11,010,167	Cdn$0.15	October 12, 2009
5,015,000	$0.12/$0.16	March 15, 2010/11
100,000	$0.12/$0.16	April 9, 2010/11
23,483,167	Weighted Average Exercise Price: Cdn$0.15

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

5.

Share capital (continued)

Subsequent to September 30, 2009, 7,358,000 warrants exercisable at Cdn$0.15, expiring October 5, 2009, and 11,010,167 warrants exercisable at Cdn$0.15, expiring October 12, 2009, expired, unexercised.

During the nine months ended September 30, 2009, 54,519,569 warrants exercisable at Cdn$0.15, expiring September 27, 2009, 4,431,803 warrants exercisable at Cdn$0.11 and 4,431,803 underlying warrants exercisable at Cdn$0.15, expiring March 27, 2009, April 5, 2009 and April 12, 2009, expired unexercised.  The following table summarizes warrant transactions for the period ended September 30, 2009, and the year ended December 31, 2008:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2007	101,433,665	$0.20
Exercised	(942,500)	$0.14
Expired	(18,739,823)	$0.42
alance, December 31, 2008	81,751,342	$0.15
Expired	(63,383,175)	$0.15
Issued	5,115,000	$0.14
Balance, September 30, 2009	23,483,167	$0.15

6.

Related party transactions and balances

Balances receivable from: (d)	September 30, 2009	December 31, 2008
Quorum Management and Administrative Services Inc. (a)	$ 333,395	$ 396,011
Provision for doubtful accounts	(333,395)	(321,839)
Net balances receivable from: (d)	$ --	$ 74,172
Balances payable to:
Directors, officers and employees	$ 625,852	$ 300,425

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the nine months ended September 30, 2009, $101,729 (2008 - $392,978) was incurred in management, administrative, geological and other services provided by Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  In the year ended December 31, 2008, a provision for doubtful accounts was recorded against this balance in the amount of $321,839, resulting in a carrying value of $74,172 at December 31, 2008, which reflected management’s best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  At September 30, 2009, the net receivable balance was $Nil, with a recovery of bad debts of $32,379.  The recoverability of the balance will be taken into income for services provided by Quorum, as the debt is recovered.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

6.

Related party transactions and balances (continued)

(b)

Consulting fees of $40,791 (2008 – $65,326) were paid directly to or are payable to Kent Avenue Consulting Ltd., a private company controlled by an officer and director, Sargent H. Berner.  Consulting fees of $40,675 (2008 –$57,973) were also paid directly to or are payable to 759924 Ontario Ltd., a private company controlled by an officer and director, Kenneth Yurichuk.

(c)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described in note 5.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in note 5.

7.

Commitments

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum monthly lease payments are $21,928 effective April 1, 2007, to be adjusted by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to and including April 1, 2010.  The purchase price, if exercised in fiscal 2009, is $3.15 million, plus costs related to the sale and transfer of title.

See note 3 (c) for further commitments.

8.

Management of capital

The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Rozan, Stewart, and Jazz properties and Golden Bear.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurance that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting process currently underway in California, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

The Company has not hedged its exposure to currency fluctuations.  At September 30, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

8.

Management of capital (continued)

September 30, 2009
Canadian dollars
Current assets and cash	19,487
Accounts payable and accrued liabilities	(723,645)
Preference shares	(712,329)

Based on the above net exposures at September 30, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $141,649 in the Company’s loss from operations.

9.

Golden Bear research costs

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Golden Bear research costs
Amortization of equipment	$ (1,000)	$ 76,230	$ 203	$ 116,812
Ceramext® technology royalties	--	40,000	--	120,000
Consulting and legal fees	--	7,922	2,828	61,982
Marketing and commercialization	--	--	2,175	--
Salaries and overhead costs	4	--	3,986	23,822
Other	--	--	--	501
Incurred during the period	$ (996)	$ 124,152	$ 9,192	$ 323,117

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2009 and 2008
(expressed in United States dollars)

10.

Exploration costs

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Idaho-Maryland Mine, California
Exploration costs
Community relations	$ --	$ 23,990	$ --	$ 63,232
Geological and geochemical	133,796	148,963	371,789	436,427
Land lease and taxes	5,002	75,753	53,676	228,783
Mine planning	136,594	336,925	398,285	796,712
Site activities	8,224	38,772	92,803	200,496
Stock-based compensation	--	--	--	59,115
Transportation	--	--	--	6,191
Incurred during the period	283,616	624,403	916,553	1,790,956
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	6	--	14	22,678
Site activities	18	--	49	95
Assistance and recoveries	--	--	--	900
Incurred during the period	24	--	63	23,673
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	--	--	21	30,029
Site activities	--	--	434	158
Assistance and recoveries	--	--	--	11,079
Incurred during the period	--	--	455	41,266
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	--	--	--	479
Site activities	--	--	--	160
Incurred during the period	--	--	--	639
Exploration costs incurred during the period	$ 283,640	$ 624,403	$ 917,071	$ 1,856,534

11.

Subsequent events

Subsequent to September 30, 2009, the Company completed a non-brokered, bridge financing private placement of 3,500,000 units at a price of $0.05 per unit, each unit consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $175,000.  Each warrant entitles the holder to purchase, until November 4, 2011, one additional common share at a price of $0.10 per share for the first year and at a price of $0.15 per share for the second year.  A finder's fee equal to 10%, or $5,500, was paid for services rendered in introducing certain subscribers to the offering.